UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                       Prodigy Communications Corporation
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                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
                 Class B Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                  74283 P 10 7
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                                 (CUSIP Number)

                                 Wayne A. Wirtz
                             SBC Communications Inc.
                             175 East Houston Street
                            San Antonio, Texas 78205
                                 (210) 351-3736
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  September 21, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74283 P 10 7
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 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SBC Communications Inc.;  I.R.S. Identification No. 43-1301883
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [X]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS*

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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [_]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                  7.       SOLE VOTING POWER
  NUMBER OF                0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY                 50,509,533
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           50,509,533
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         50,509,533 shares
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                           [_]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.77%
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14.      TYPE OF REPORTING PERSON*

         HC, CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 74283 P 10 7
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 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SBC Internet Communications, Inc.; I.R.S. Identification No. 74-2937337
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [_]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                  7.       SOLE VOTING POWER
  NUMBER OF                0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY                 50,448,283
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           50,448,283
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         50,448,283 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                           [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.72%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 4 to Schedule 13D, filed by SBC Communications Inc. ("SBC") and SBC Internet Communications, Inc. ("SBC Sub"), relates to the Class A Common Stock, par value $0.01 per share, and the Class B Common Stock, par value $0.01 per share, of Prodigy Communications Corporation ("Prodigy"), a Delaware corporation, and amends SBC's and SBC Sub's statement on Schedule 13D filed on November 29, 1999, as amended and restated by Amendment No. 1 filed on June 12, 2000, Amendment No. 2 filed on June 13, 2000, and Amendment No. 3 filed on January 4, 2001.

         The address of the principal executive office of Prodigy is: Prodigy, Building III, 6500 River Place Boulevard, Austin, Texas 78730.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4(a)-(j) is amended to include the following:

         Proposed Going Private Transaction

         On September 21, 2001, SBC announced that it intended to commence a tender offer to acquire all of the outstanding shares of common stock of Prodigy at a price of $5.45 in cash. The proposal was made public on September 21, 2001. The press release is filed as an exhibit herewith and is incorporated by reference herein. Also filed as an exhibit hereto is the letter sent to the Prodigy Board of Directors advising them of the tender offer.

     Other Commercial Arrangements
     -----------------------------

              Strategic and Marketing Arrangement

         By a Narrowband Internet Service Sales Agency Agreement and an Internet Service Resale Agreement, each dated January 1, 2001, SBC and Prodigy amended and restated the Strategic and Marketing Agreement between SBC and Prodigy dated November 19, 1999. In addition, on January 1, 2001, SBC and Prodigy entered into a supplemental agreement covering billing and other supplemental matters and on June 13, 2001, SBC and Prodigy amended and restated the Internet Service Resale Agreement.

         Pursuant to these agreements, among other things:

     o SBC and its affiliates agreed to act as sales representatives to market the Prodigy Internet service to residential dial-up subscribers in the United States and agreed not to market the service of any other Internet service provider to residential dial-up subscribers until December 31, 2009, subject to the exceptions contained in the fifth bullet point below, although SBC and its

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

         affiliates may market their own Internet products and services to residential dial-up subscribers;

     o SBC and its affiliates agreed to purchase the Prodigy Internet service for resale to DSL and business dial-up subscribers and agreed not to market the service of any other Internet service provider to DSL and business dial-up subscribers until December 31, 2009, subject to the exceptions contained in the fifth bullet point below;

     o for residential dial-up subscribers, the Prodigy Internet service will be primarily branded by Prodigy, and Prodigy will provide service activation and support for such subscribers;

     o for business dial-up and DSL subscribers, the Prodigy Internet service will be co-branded by Prodigy and SBC, and SBC and its affiliates will provide customer service and bill such subscribers;

     o   SBC and its affiliates may:

               o    take action to preserve and retain legacy subscribers;
               o co-brand with a competitive retail Internet service provider products or services offered by SBC or its affiliates;
               o enter into agreements with competitive retail Internet service providers to provide DSL services in conjunction with the products or services offered by SBC or its affiliates;
               o list competitive retail Internet service providers on their web sites or in their products as long as they are not more prominent or otherwise treated more favorably than the Prodigy Internet service;
               o provide any individual products and services constituting retail Internet service provider services to a competitor whose products and services are branded under the competitor's marks in bundles so long as such bundles do not constitute a retail Internet service provider service;
               o conduct activities as a seller and supplier of advertising and e-commerce through any medium;
               o market any device not manufactured by or exclusively for SBC or its affiliates which includes a competitive retail Internet service so long as such marketing efforts are not predominately concentrated on the use of the retail Internet service or product; and

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

               o market or deliver a retail ISP service that includes components of the Prodigy service purchased pursuant to the resale agreement.

     o Prodigy agreed to pay SBC a fee of $35 for each residential dial-up subscriber procured by SBC, if SBC procures up to 50,000 subscribers in any calendar year; a fee of $40 for each additional subscriber SBC procures between 50,000-100,000 subscribers in any calendar year; and a fee of $50 for each additional subscriber SBC procures over 100,000 subscribers in any calendar year; such fees to be paid over a three-year period with the first installment due on October 15, 2001 and subject to interest at the rate of 12% per annum;

     o SBC agreed to procure a minimum of 3,750,000 DSL subscribers and 375,000 dial-up subscribers over the nine-year period beginning on January 1, 2001 and to pay Prodigy a penalty for a shortfall in either class of subscribers in any one year period equal to the product of six, the wholesale price for such service and the amount of the shortfall in the number of subscribers procured during such period, although an excess of subscribers in one class in a given year may be used to offset the penalty caused by a shortfall of subscribers in another year;

     o SBC agreed to pay Prodigy for the resold Prodigy Internet service a wholesale price of $5.00 for each DSL subscriber and of $9.00 for each dial-up business subscriber until December 31, 2003, and $4.00 for each DSL and dial-up business subscriber thereafter, until December 31, 2009, except that if the number of DSL subscribers procured by SBC during the three year period ending on December 31, 2003 is less than 3,500,000, then the wholesale price for each DSL subscriber shall remain at $5.00, unless, at any time thereafter, SBC and its affiliates shall have procured in excess of 3,000,000 but less than 3,500,000 DSL subscribers, in which case the wholesale price shall be $4.50 and unless, at any time thereafter, SBC and its affiliates shall have procured in excess of 3,500,000 DSL subscribers, in which case the wholesale price shall be $4.00. Notwithstanding the foregoing, if the number of DSL subscribers equals or exceeds 3,000,000 prior to December 31, 2003, then the wholesale price shall be $4.50 until the number of DSL subscribers equals or exceeds 3,500,000;

     o SBC agreed to pay Prodigy a fee of $75 for each DSL subscriber Prodigy procures for SBC and its affiliates and $10 for each long distance customer Prodigy procures for SBC and its affiliates;

     o SBC agreed to include Prodigy's name and logo in any advertising where the SBC product or service includes the Prodigy Internet services;

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

     o Prodigy agreed to make SBC and its affiliates its preferred provider of DSL network services wherever such services are offered by SBC and its affiliates;

     o SBC agreed to forgive approximately $22,000,000 in fees for DSL and business dial-up subscribers incurred by Prodigy during the period from May 31, 2000 to December 31, 2000;

     o SBC agreed to forgive an amount to be agreed up to $5,000,000 of charges owed by FlashNet Communications, Inc., which was acquired by and merged with and into Prodigy on May 31, 2000;

     o SBC and its affiliates agreed to transfer all of the subscribers of Oklahoma Internet Online to Prodigy without charging a fee for such subscribers;

     o SBC and its affiliates agreed to make Prodigy a sales agent for Sterling Commerce's website on mutually agreeable terms;

     o Prodigy will be the preferred provider of email services to SBC and its affiliates;

     o Prodigy agreed to grant SBC the exclusive right to market its long-distance phone service, local phone service, wireless phone services, paging services and related calling services to Prodigy's subscribers, so long as SBC's terms are competitive with those offered by other providers;

     o SBC agreed to be Prodigy's exclusive network provider so long as SBC would offer its network services to Prodigy at the most favorable rates that it offered to other similar purchasers, so long as SBC's terms are competitive with those offered by other providers;

     o Prodigy agreed to grant SBC the exclusive right to provide telecommunications, advertising, telecommunications e-commerce and Internet telephony applications in conjunction with the Prodigy Internet service to Prodigy's subscribers, so long as SBC's terms are competitive with those offered by other providers; and

     o SBC would be the exclusive provider of electronic yellow and white pages and city guides to Prodigy's subscribers, so long as SBC's terms are competitive with those offered by other providers.

         SBC's exclusive rights described in the four preceding bullet points are subject to Prodigy's existing agreements with other providers. Prodigy currently has agreements with other providers of network, telecommunications and related services. These agreements were not affected by the closing of the SBC transaction or the amendment and restatement of the strategic and marketing agreement. When these agreements terminate, SBC's exclusive rights described above will apply.

         The agreements may be terminated before December 31, 2009 by SBC if the Prodigy Internet service fails to meet nonsubscriber revenue performance standards for three consecutive quarters or by either party if the other party breaches the agreement. For one year after December 31, 2009, or such earlier date of termination if the agreement is terminated on account of SBC's early withdrawal from, or breach of, the agreements, SBC and its affiliates will not market on a stand-along basis any other retail Internet service provided in the United States.

         These agreements are filed as exhibits herewith and are incorporated by reference herein. The above discussion is not complete and is subject to, and is qualified in its entirety by reference to, the agreements filed as exhibits.

              Credit Agreement

         At the time of the amendment and restatement of the strategic and marketing agreement, SBC and Prodigy also entered into a Credit Agreement, dated as of December 29, 2000, which was described in, and was an exhibit to, Amendment No. 3 to SBC's and SBC Sub's Schedule 13D filed on January 4, 2001.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 is amended to include the following:

         See "Item 4. Purpose of Transaction" for a description of (1) the amended and restated Strategic and Marketing Agreement and (2) the announcement by SBC on September 21, 2001. Each of these descriptions are subject to, and qualified in their entirety by reference to, these agreements and the press release, each of which have been filed as exhibits herewith. These agreements are specifically incorporated by reference herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to include the following:

         M. Letter, dated September 21, 2001, from SBC to the Chairman of Prodigy's board of directors.

         N.   Press Release, dated September 21, 2001.

         O. Narrowband Internet Service Sales Agency Agreement, dated of January 1, 2001, by and among SBC Communications Inc., SBC Internet Communications, Inc., Prodigy Communications Corporation and Prodigy Communications Limited Partnership.

         P. Amended and Restated Internet Service Resale Agreement dated as of January 1, 2001, as amended and restated as of June 13, 2001, by and among SBC Communications Inc., SBC Internet Communications, Inc., Prodigy Communications and Prodigy Communications Limited Partnership.

         Q. Supplemental Agreement, dated as of January 1, 2001, by and among SBC Communications Inc., SBC Internet Communications, Inc., Prodigy Communications Corporation and Prodigy Communications Limited Partnership.




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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 21, 2001

                                            SBC COMMUNICATIONS INC.



                                            By:  /s/ Michael Viola
                                               ---------------------------------

                                            Name:   Michael Viola
                                            Title:  Vice President and Treasurer


                                            SBC INTERNET COMMUNICATIONS, INC.



                                            By:  /s/ Thomas Giltner
                                               ---------------------------------

                                            Name:   Thomas Giltner
                                            Title:  Vice President